Back to Form 8-K/A
Exhibit 17.2

May 5, 2010

Timothy S. Susanin, Esq.
Senior Vice President & General Counsel
WellCare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, FL 33634

Dear Mr. Susanin:

I write to address the responses provided by WellCare Health Plans, Inc. in its Form 8-K filing of April 23, 2010, regarding my resignation. My overall disagreements with the Company’s statements and position are evident in my April 21, 2010 letter of resignation. In this letter, I directly address the most problematic assertions in the firm’s disclosure.

First, the Company mischaracterizes my position by saying that I claimed the decision on renominating was not in the best interest of stockholders because “the Board needs directors with extensive experience in health insurance accounting.” Quite the contrary, I believe that Boards benefit from having members with varying backgrounds. But a firm like WellCare, operating under the cloud of a Monitorship as part of a continuing Deferred Prosecution Agreement while accounting and quality lapses continue to arise – indeed, the firm has the lowest Medicare STAR ratings for quality and a higher rate of sanctions and fines compared to its peer group in the last few years – makes regulatory compliance difficult and requires a heightened level of expertise and continuity. To remove the Chair of the Audit Committee who has not only accounting experience, but also extensive experience with health care generally and this firm specifically, was not in the best interests of shareholders.

Further, I disagree with the Company on the motivation behind the decision not to renominate me, and reiterate my belief that my relentless pursuit of best practices and accountability played a role in the decision not to renominate. I have long been persistent, often times to the annoyance of some of the other directors, including the chair of the Board and two other members who comprise half the membership of the Nominating and Corporate Governance (NCG) Committee, that WellCare’s internal policies and procedures must be strengthened if it is to compete on par with its competitors and meet its obligations to the government and its vulnerable enrollees. The accounting matters identified in my resignation letter are further examples of the work that remains to be done. Although I agree with the Company that it is good that the internal controls identified the problems, that problems continue to exist in many of the Company’s programs should be of concern to all involved.

Second, the Company is incorrect that the only issue was whether the NCG Committee needed to investigate my allegations of an improper voting agreement. To be sure, the issue was not properly investigated. But I believe that the entire NCG Committee renomination process was tainted because two members of that committee had previously entered into an agreement to oust me from the Board. To argue that the NCG Committee was merely exercising its “business judgment” is a tough pill to swallow when two of the people involved in such judgment were tainted by having entered into an unlawful voting agreement. Specifically, it is clear that the parties wanted me off the Board because of my diligence, where the only substantive reason given for the plan to obstruct my renomination were my repeated requests for Special Committee reports, something expressly contemplated in the charters of both the Audit and Special Committees.

Third, the Company’s assertion that the NCG Committee’s objective in selecting the slate of director nominees was to achieve a better balance between technical accounting and operational experience is news to me. For one, I have more public Board experience than any other Director currently serving on the Board, by 20 years or more. Further, at the time that I was first told by Lead Director and NCG Committee member Kevin Hickey that I would not be renominated, he lauded my work as Audit Chair, as did, independently, certain senior members of management. There was absolutely no mention that Carol Burt would be added to the Board for operational expertise. Rather, it appears the NCG Committee decided to recommend her nomination only after I raised concerns that Paul Weaver and William Trubeck, both of whom are excellent accountants but neither of whom have any health care experience, would not have the necessary background to oversee the Audit Committee’s work. It should also be noted that the sudden nomination of Ms. Burt, who had originally been considered at the same time as Mr. Trubeck and Mr. Weaver but was not advanced, despite my support, came only after I made clear that I believed that statements made by Board members during the January 2008 call indicated gender bias against me as the only woman on the Board.

Moreover, the Company’s disputing that there was an agreement among certain directors to remove me as a director and take control of the Board is beyond incredulous. I presented the NCG Committee and Company counsel with more than credible evidence of the agreement. A responsible response would have been to set up a Committee of the Board to investigate this charge, including inquiring of the Directors involved, as well as Special Committee counsel who was present during the call, if they were quoted correctly. I see no evidence that the firm ever asked these questions; if it did, what were the answers? The quotes speak for themselves and provide more than enough evidence for an investigation. No neutral reader could come to any other conclusion than that such an agreement was made and that knowledge of wrongdoing was present. If the Company truly disputes the statements quoted in my letter, then it has either been lied to by the directors involved, who themselves are up for reelection at the annual shareholders meeting, or it simply has not done its duty in properly investigating the claims. Although I could not provide the transcript because it was not mine to legally give, my counsel informed the Company of where it could obtain the transcript and it appears that the Company never followed up.

Finally, the fact that I was renominated in 2009 in no way undermines the fact that there was an agreement in January 2008. Indeed, the Company’s own 8-K indicates that they, immediately after the agreement was hatched, began looking for someone to replace me through the hiring of a “leading third-party search firm[.]” It just simply took a year and a half for the agreement’s objective to come to fruition.

I reiterate that through all of this my goal and objective has been the furtherance of the best interests of shareholders and members.

Very truly yours,

[signed]

Regina Herzlinger